Attention Business Editors:

Hurricane Hydrocarbons Ltd. — Commencement of Operations as PetroKazakhstan Inc.

CALGARY, May 29 /CNW/ - Hurricane Hydrocarbons Ltd. (“Hurricane”, the “Company”) announces that on Monday, June 2, 2003, the Company will begin operating under the new name of PetroKazakhstan Inc.

The Company’s common shares listed on both the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) will begin trading under the new stock ticker of “PKN” with the associated CUSIP Number Y6884J 10 9.

The Company’s shares also traded on the Frankfurt exchange will trade under the new stock ticker of “PKZ”.

The Company’s new website will be accessible at www.petrokazakhstan.com.

The Company’s principal subsidiaries will also be taking on new PetroKazakhstan names, described on the Company’s website via the “Principal Subsidiaries” tab.

Bernard Isautier, President and Chief Executive Officer, said; “We look forward in turning to a new chapter in the evolution of Hurricane Hydrocarbons Ltd. As PetroKazakhstan Inc., the Company will strive to become a recognized leader in the petroleum industry in Kazakhstan, create superior value for shareholders and the country of Kazakhstan and be an exemplary corporate citizen.”

PetroKazakhstan Inc. is an independent, integrated, international energy company, celebrating its sixth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

Until June 2, 2003, the Company’s website can be accessed at www.hurricane-hhl.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%SEDAR: 00000935E -0- 05/29/2003

/For further information: Bernard F. Isautier, President and Chief Executive Officer, 44 (1753) 410-020; Ihor P. Wasylkiw, Vice President Investor Relations, (403) 221-8658/

(HHL. HHL HHL.DB.U.)

CO: Hurricane Hydrocarbons Ltd. ST: Alberta IN: OIL SU: